Regulatory Announcement

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Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	09:50 23-Nov-04
Number	5325F

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

HONGKONG LAND HOLDINGS LIMITED ("HKLH")
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 23rd November 2004, HKLH received notification from Credit Agricole Lazard Financial Products Bank (CAL FP Bank) that on 18th November 2004, its interest in the ordinary shares of HKLH (the Shares) had fallen below the 3% notifiable level.

CAL FP Bank also advised HKLH that the following entities who had deemed interests in the Shares held by it had also ceased to have notifiable interests in the Shares: Credit Agricole Lazard Financial Products Limited, Credit Agricole S.A., Three Houses Investment Company Limited, Lazard & Co., Limited, Lazard Frères et Cie and Lazard Frères & Co., LLC.

The holding of CAL FP Bank was previously disclosed at 3.44% in February 2004.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

23rd November 2004

www.hkland.com

04046892

RECEIVED 2004 DEC -6 P 2:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

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